CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1201, 8 King Street East, Toronto, Ontario M5C 1B5
Telephone: (416) 203-2448

PROXY

This proxy is solicited by management of Crystallex International Corporation (the “Corporation”) for the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at 9:00 a.m. (Toronto time) on Wednesday, June 22, 2011 at the Esso Theatre, Hockey Hall of Fame, Brookfield Place, 30 Yonge Street, Toronto, Ontario M5E 1X8. The undersigned shareholder of the Corporation appoints Robert A. Fung, Executive Chairman and Chief Executive Officer of the Corporation, or failing him, Robert Crombie, President of the Corporation, or in place of either of them,________________________________ , as proxy of the undersigned, with full power of substitution, to attend and act for and on behalf of the undersigned at the Meeting and any adjournment thereof. The undersigned shareholder of the Corporation also revokes any proxy previously given by the undersigned in respect of the Meeting.

			NOTES

1.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their terms of engagement and remuneration. VOTE FOR _____ WITHHOLD FROM VOTING _____	1.

You may appoint a person (who need not be a shareholder) other than the persons named above as your proxy to attend and act for and on behalf of you at the Meeting by striking out the names of the persons named above and inserting the name of the other person in the blank space provided or by completing another appropriate form of proxy.

2.	To elect as directors of the Corporation the five (5) individuals identified as management’s proposed nominees in the accompanying Management Information Circular of the Corporation (the “Circular”). VOTE FOR _____ WITHHOLD FROM VOTING _____	2.

Your shares will be voted in accordance with your directions, including on any ballot that may be called for at the Meeting. If no direction is given for a particular matter, your shares will be voted “For” that matter.

3.	To consider and, if deemed advisable, to pass a resolution approving an amendment to the Corporation’s New Incentive Share Option Plan to increase the maximum number of common shares issued and issuable thereunder by 3,000,000 common shares, the full text of which resolution is set out in the accompanying Circular. VOTE FOR _____ VOTE AGAINST _____	3.

Unless voting discretion is denied, if any amendments or variations to the matters identified in the Notice of Annual and Special Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

4.	To consider and, if deemed advisable, to pass a special resolution authorizing an amendment to the articles of the Corporation to consolidate the issued and outstanding common shares of the Corporation, on the basis of a consolidation ratio of not more than one (1) post-consolidation share for every ten (10) pre-consolidation shares, the full text of which resolution is set out in the accompanying Circular. VOTE FOR _____ VOTE AGAINST _____	4.

This proxy will not be valid unless it is signed by you or by your attorney authorized in writing. In the case of a corporation, this proxy must be signed by a duly authorized officer or attorney of the corporation. If this proxy is not dated, it will be deemed to bear the date on which it was mailed.

		5.	This proxy ceases to be valid one year from its date.

5.	To consider and, if deemed advisable, to pass a resolution to approve the sale of mining equipment of the Corporation, the full text of which resolution is set out in the accompanying Circular. VOTE FOR _____ VOTE AGAINST _____	6.	To be effective, this proxy must be deposited with CIBC Mellon Trust Company Proxy Department by mail using the return envelope accompanying the Notice of Annual and Special Meeting sent to CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by hand delivery to CIBC Mellon Trust Company at 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6 or by facsimile to (416) 368- 2502, in each case by no later than 9:00 a.m. (Toronto time) on June 20, 2011 or be deposited with the chairman of the Meeting before the commencement of the Meeting or any adjournment thereof.
6.

To vote in the proxyholder's discretion with respect to any amendments or variations to the foregoing matters and such other matters as may properly come before the Meeting.

Voting discretion denied ______

DATED _______________________ , 2011.

Signature of Shareholder	Name of Shareholder (please print)

Address (if new)